SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 29)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

1345 Avenue of the Americas, 42nd Floor

New York, New York 10105

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,874,473
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 11,874,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,874,473 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This amount does not reflect any Class A Voting Shares held by Discovery Lightning Investments Ltd. (“Discovery”), Liberty Global Incorporated Limited (“Liberty”), John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,874,473
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 11,874,473
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,874,473 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,127,660
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 20,127,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,127,660 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,127,660
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 20,127,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,127,660 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,219,136
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 20,219,136
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,219,136 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.20% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN;HC

(1)

This amount does not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

Page 7 of 11 Pages

Page 8 of 11 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 29, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”), on November 13, 2015 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20”), on February 5, 2016 by Amendment No. 21 to the Original Schedule 13D (“Amendment No. 21”), on July 1, 2016 by Amendment No. 22 to the Original Schedule 13D (“Amendment No. 22”), on December 9, 2016 by Amendment No. 23 to the Original Schedule 13D (“Amendment No. 23”), on December 21, 2018 by Amendment No. 24 to the Original Schedule 13D (“Amendment No. 24”), on October 3, 2019 by Amendment No. 25 to the Original Schedule 13D (“Amendment No. 25”), on March 17, 2020 by Amendment No. 26 to the Original Schedule 13D (“Amendment No. 26”), on May 6, 2020 by Amendment No. 27 to the Original Schedule 13D (“Amendment No. 27”) and on November 21, 2022 by Amendment No. 28 to the Original Schedule 13D (“Amendment No. 28” and together with Amendment No. 1 through Amendment No. 27 and the Original Schedule 13D, the “Schedule 13D”) and relates to Class A Voting Shares, no par value per share (the “Class A Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 28.

Page 9 of 11 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

All of the Class A Voting Shares reported on this Statement were acquired for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and as part of this ongoing review evaluate various alternatives that are or may become available with respect to the Issuer and its securities. Except as otherwise set forth in this Statement, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

(a) The Reporting Persons may from time to time and at any time (in accordance with any trading policy of the Issuer or its subsidiaries and affiliates that may then be applicable to the Reporting Persons) in their sole discretion acquire, or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose, or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through public or private transactions or otherwise. In addition to the foregoing, certain of the Reporting Persons are pursuing various alternatives with respect to the Issuer’s securities in order to create liquidity opportunities for limited partners of certain of such Reporting Persons. Among the alternatives being pursued, such Reporting Persons are considering forming a continuation vehicle or other special purpose vehicle that would continue to be controlled by certain of the Reporting Persons that would enable existing limited partners to achieve liquidity or continue their indirect investment in the Issuer, making an in-kind distribution to certain limited partners of certain of such Reporting Persons, or effecting a public or private transaction. The timing, and whether and how these alternatives can be effected, will depend on transaction and market terms and conditions, as well as legal, regulatory and other factors.

The Reporting Persons reserve the right to and may, from time to time and at any time, in their sole discretion, formulate and implement other purposes, plans or proposals regarding the Issuer or any of its subsidiaries or affiliates or any of their equity or debt securities or instruments that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D as the Reporting Persons may deem advisable in their sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 6 to this Statement is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

LG Studios Investor Rights Agreement

Reference is made to that certain business combination agreement, dated as of December 22, 2023 (as amended, the “Business Combination Agreement”) as further described by the Issuer on Schedule 14A, dated December 22, 2023.

In connection with the closing of the transactions contemplated by the Business Combination Agreement, on May 13, 2024, Lionsgate Studios Corp., a corporation organized under the laws of British Columbia, Canada (the “LG Studios”), Fund Management and certain of its affiliates, Liberty, Liberty Global, Discovery and Discovery Lightning entered into an investor rights agreement (the “LG Studios Investor Rights Agreement”) that duplicates the provisions of the Investor Rights Agreement with respect to LG Studios, including board designation and preemptive rights. Under the LG Studios Investor Rights Agreement, the initial designees to the board of directors of LG Studios (the “LG Studios Board”) of Fund Management are Dr. Mark H. Rachesky, Emily Fine and John D. Harkey, Jr. The initial designee to the LG Studios Board of Liberty Global is Michael T. Fries and the initial designee to the LG Studios Board of Discovery is Priya Dogra.

The foregoing description of the LG Studios Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Voting and Standstill Agreement Amendment

In connection with the closing of the transactions contemplated by the Business Combination Agreement, on May 13, 2024, the Issuer, LG Studios, Fund Management and certain of its affiliates, Liberty, Liberty Global, Discovery and Discovery Lightning entered into an amendment to the Voting and Standstill Agreement (the “Amendment to the Voting and Standstill Agreement”) to add LG Studios as a party thereto such that the provisions of the Voting and Standstill Agreement apply to LG Studios as if it were the Issuer. Additionally, under the Amendment to the Voting and Standstill Agreement, the Issuer agreed to vote the common shares it holds in LG Studios in favor of designees of Fund Management, Liberty Global and Discovery to the board of LG Studios.

The foregoing description of the Voting and Standstill Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement Amendment, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1

LG Studios Investor Rights Agreement, dated as of May 13, 2024, among Fund Management, LG Studios and the other parties thereto (incorporated by reference to Exhibit 10.10 to the LG Studios’ Amendment No. 2 to Form S-1 filed on May 14, 2024).

99.2

Amendment to Voting and Standstill Agreement, dated as of May 13, 2024, among Fund Management, the Issuer, LG Studios and the other parties thereto (incorporated by reference to Exhibit 10.9 to the LG Studios’ Amendment No. 2 to Form S-1 filed on May 14, 2024).

Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 14, 2024

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name:	Janet Yeung
Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney-in-Fact